Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone (215) 564-8000 www.stradley.com

VIA EDGAR

July 13, 2021

Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Invesco Dynamic Credit Opportunity Fund (File Nos. 333-255932 and 811-23655)

Dear Mr. Manion:

This letter responds to the comments conveyed telephonically on July 12, 2021 regarding pre-effective amendment no. 1 to the registration statement on Form N-2 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission with respect to the initial registration of the Invesco Dynamic Credit Opportunity Fund (the “Registrant” or the “Fund”).  Each comment is summarized below (in bold), followed by the Registrant’s response to each comment. These responses will be incorporated into a filing to be made pursuant to Rule 497(c) of the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus Comments
Expense Example (pages 15-16)
1.
Comment:  The introduction to the expense Example states that “[t]he Example assumes that you invest $1,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods.”  However, the expenses in the Example appear to be based on an investment of $10,000, as required.  Please revise the introductory narrative to reflect that the Example assumes an investment of $10,000.

Response:  The referenced sentence has been revised to state that “[t]he Example assumes that you invest $10,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods.”

2.
Comment:   Please confirm and update, as necessary, the amounts in the expense Example tables, as certain classes with the same total expense ratios show different amounts in the expense Example tables; for example, see Class AX and Class R6.

Mr. David Manion
July 13, 2021

Response:  The Fee and Expense Table has been updated upon receiving final numbers, and the amounts in the expense Example table have been confirmed.  For reference, please see the updated Fees and Expenses table and expense Example below.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The table and Examples below do not reflect any transaction fees that may be charged by financial intermediaries, or commissions that a shareholder may be required to pay directly to its financial intermediary when buying or selling Class Y or Class R6 Shares.

	Class A	Class AX	Class Y	Class R6
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.25%(1)	None	None	None
Maximum Early Withdrawal Charge (as a percentage of original purchase price or repurchase proceeds, whichever is less)	None(2)	None	None	None
Dividend Reinvestment Fees	None	None	None	None
ANNUAL FUND OPERATING EXPENSES(3) (as a percentage of average net assets attributable to Shares)
Management Fees	1.61%	1.61%	1.61%	1.61%
Distribution and/or Service (12b-1) Fees(4)	0.25	None	None	None
Interest Payments on Borrowed Funds(5)	0.46	0.46	0.46	0.46
Other Expenses(6)	0.28~~2~~	0.28~~2~~	0.28~~2~~	0.22
Total Annual Fund Operating Expenses	2.60~~54~~	2.35~~29~~	2.35~~29~~	2.29

(1)
Investors purchasing Class A Shares may be charged a sales load of up to 3.25% of the investor’s net purchase. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Distribution and Service Plan.”

(2)
Investments of $1 million or more are not subject to any sales charge at the time of purchase, but an early withdrawal charge of 1.00% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. See “Purchase Terms — Class A Shares — Sales Charge Schedule.”

(3)	Estimated based on average net assets of the Predecessor Fund for the current fiscal year.
(4)	The Fund may charge a distribution and/or shareholder servicing fee totaling up to 0.25% per year on Class A Shares. See “Distribution and Service Plan.”
(5)
These expenses represent estimated interest payments the Fund expects to incur in connection with its expected credit facility. See “Use of Leverage.”  The amount shown in the table above is based on the assumption that the Fund borrows the maximum amount of money for investment purposes in an amount approximately equal to 33.33% of the Fund’s total assets (defined as net assets plus borrowing for investment purposes).

(6)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Mr. David Manion
July 13, 2021

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods. This Example does not include commissions and/or other forms of compensation that Shareholders may pay on transactions in Class Y and Class R6 Shares. The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same each year and that all dividends and other distributions are reinvested at net asset value.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
	1 Year	3 Years	5 Years	10 Years
Class A	$580~~574~~	$1,107~~1,113~~	$1,660~~1,653~~	$3,164~~3,125~~
Class AX	$238~~232~~	$733~~715~~	$1,255~~1,225~~	$2,686~~2,626~~
Class Y	$238~~232~~	$733~~715~~	$1,255~~1,225~~	$2.686~~2,626~~
Class R6	$232~~226~~	$715~~697~~	$1,225~~1,195~~	$2,626~~2,565~~

You would pay the following expenses if you did not tender your Shares for repurchase by the Fund:
	1 Year	3 Years	5 Years	10 Years
Class A	$580~~575~~	$1,107~~1,113~~	$1,660~~1,653~~	$3,164~~3,125~~
Class AX	$238~~232~~	$733~~715~~	$1,255~~1,225~~	$2,686~~2,626~~
Class Y	$238~~232~~	$733~~715~~	$1,255~~1,225~~	$2.686~~2,626~~
Class R6	$232~~226~~	$715~~697~~	$1,225~~1,195~~	$2,626~~2,565~~

3.	Comment: Please revise the 1-Year amount for Class A shares in the first table of the expense Example to state $575, rather than $574.

Response: The 1-Year amount for Class A shares in both tables of the expense Example has been revised to state $580 in order to reflect the updated and finalized total expense ratio for Class A shares in the Fees and Expenses table. Amounts for the other share classes and time periods also have been revised to reflect the updated and finalized total expense ratios for such classes. For reference, please see the revised Fees and Expenses table and expense Example above.

Use of Leverage – Credit Facility (page 30)
4.	Comment: In the second sentence under the sub-heading “Credit Facility,” please correct the duplicate dollar signs and insert a space after $325.
Response: The sentence has been updated as requested.
Use of Leverage – Effects of Leverage (page 31)
5.
Comment:  In table under the sub-heading “Effects of Leverage,” please update the “corresponding return to common shareholders” percentages to be negative when assuming portfolio total return (net of expenses) of -10%, -5%, and, if applicable, 0%.

Mr. David Manion
July 13, 2021

Response: The table showing the effects of leverage has been updated as requested. For reference, the updated table is provided below.

Assumed portfolio total return (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common shareholders	-12.43%	-6.34%	-0.25%	5.83%	11.92%

We believe that this information responds to all of your comments.  If you should require additional information, please call me at 215.564.8089 or Mena Larmour a 215.564.8014.

Sincerely yours, /s/ Cory Hippler Cory Hippler

Enclosures
Copies (w/encl.) to

A. Ruffle, Esq.
E. Nelson, Esq.
T. Edwards, Esq.
Matthew R. DiClemente, Esq.
Mena Larmour, Esq.